

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2023

Janet Feng
Chief Financial Officer
MOGU Inc.
Huanglong Wanke Center, 23/F, Building No. G, No. 77 Xueyuan Road
Xihu District, Hangzhou, 310012
People's Republic of China

> **Re: MOGU Inc.**
> **Form 20-F for the Fiscal Year Ended March 31, 2023**
> **File No. 001-38748**

Dear Janet Feng:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Disclosure Review Program

cc: Yu Wang, Esq.